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chris.ulery@skadden.com

August 1, 2017

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Dorrie Yale and Ms. Suzanne Hayes

Re:	Fidelity & Guaranty Life

Preliminary Information Statement on Schedule 14C

Filed July 7, 2017

SEC File No. 001-36227

Dear Mses. Yale and Hayes:

On behalf of Fidelity & Guaranty Life (the “Company”), we are responding to comments of the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter dated July 25, 2017 in connection with the above captioned Preliminary Information Statement on Schedule 14C (the “Information Statement”). In connection with these responses, and on behalf of the Company, we plan to file via EDGAR a Definitive Information Statement on Schedule 14C promptly following receipt of confirmation that the Staff has no further comments on the revised disclosure.

Your comments with respect to the Information Statement are reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which they relate. Capitalized terms used herein without definition have the meanings given in the Information Statement.

United States Securities and Exchange Commission

August 1, 2017

Background of the Merger

1.	Each presentation, discussion, or report presented by your outside advisor(s) to your board that is materially related to the proposed transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. In this regard, we note references to presentations by Credit Suisse, Jefferies and Skadden were provided to your board. Please revise your disclosure to summarize such presentations made by your advisors. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Company respectfully asserts that it has previously provided summaries meeting the requirements of Item 1015(b) of Regulation M-A (“Item 1015(b)”) of all reports, opinions and appraisals materially related to the transaction. Specifically, the oral and written fairness opinions received by the Company from each of Credit Suisse and Rothschild have been described in significant detail pursuant to Item 1015(b) in the customary, stand-alone subsections of the Information Statement entitled “The Merger — Opinion of Credit Suisse” beginning on page 27 of the Information Statement and “The Merger — Opinion of Rothschild” beginning on page 33 of the Information Statement. In addition, the written fairness opinions have also been attached to the Information Statement as Annexes B and C, respectively.

For the reasons set forth below, the Company believes that these fairness opinions are the only reports, opinions or appraisals materially related to the transaction requiring disclosure of the information specified in Item 1015(b) and that each of the financial advisor presentations referenced by the Staff included interim information that was updated and incorporated into the final fairness opinions or, in a small number of instances, is otherwise disclosed elsewhere in the Information Statement. Including detailed summaries of these various financial advisor presentations would not be helpful to an investor’s further understanding of the proposed transaction and would be unnecessarily duplicative and potentially confusing to Company stockholders. Furthermore, the Company respectfully disagrees that presentations by Skadden are required to be summarized pursuant to Item 1015(b).

Financial Advisor Presentations

The preliminary presentation prepared by Credit Suisse and presented to the Board on March 8, 2017 contained only an update regarding the developments of the solicitation process as of that date, which process was thoroughly disclosed in the subsection of the Information Statement entitled “The Merger — Background of the Merger” beginning on page 17 of the Information Statement. The presentation did not contain any valuation materials.

The preliminary joint presentations prepared by Credit Suisse and Jefferies and presented to the Board on April 14, 2017 and May 15, 2017 and the preliminary and final presentations prepared by Credit Suisse and presented to the Board on May 20, 2017 and May 23, 2017, respectively, contained updates regarding the developments of the

United States Securities and Exchange Commission

August 1, 2017

solicitation process as of the corresponding dates of the presentations, which process was thoroughly disclosed in the subsection of the Information Statement entitled “The Merger — Background of the Merger” beginning on page 17 of the Information Statement, overviews of the proposed transaction and a description of the sources and uses of funds, which related disclosure is generally included in the sections of the Information Statement entitled “The Merger Agreement” beginning on page 52 of the Information Statement and “Other Agreements” beginning on page 76 of the Information Statement, and share price performance of Company Common Stock, research analyst targets and commentary and valuation analyses (which in certain instances included management projections), each of which were updated and substantially incorporated into the final oral or written fairness opinions delivered by Credit Suisse and described in the subsection of the Information Statement entitled “The Merger — Opinion of Credit Suisse” beginning on page 27 of the Information Statement.

The preliminary and final presentations prepared by Jefferies and presented to the Board on May 20, 2017 and May 23, 2017, respectively, contained updates regarding the developments of the solicitation process as of the corresponding dates of the presentations, which process was thoroughly disclosed in the subsection of the Information Statement entitled “The Merger — Background of the Merger” beginning on page 17 of the Information Statement, overviews of the proposed transaction and a description of the sources and uses of funds, which related disclosure is generally included in the sections of the Information Statement entitled “The Merger Agreement” beginning on page 52 of the Information Statement and “Other Agreements” beginning on page 76 of the Information Statement, and certain regulatory considerations, which related disclosure is generally included in the subsections of the Information Statement entitled “The Merger — Regulatory Approvals” beginning on page 50 of the Information Statement.

The preliminary and final presentations prepared by Rothschild and presented to the Board on May 20, 2017 and May 23, 2017, respectively, contained updates regarding the developments of the solicitation process as of the corresponding dates of the presentations, which process was thoroughly disclosed in the subsection of the Information Statement entitled “The Merger — Background of the Merger” beginning on page 17 of the Information Statement, share price performance of Company Common Stock, research analyst targets and valuation analyses (which included management projections), each of which were updated and substantially incorporated into the final oral or written fairness opinions delivered by Rothschild and described in the subsection of the Information Statement entitled “The Merger — Opinion of Rothschild” beginning on page 33 of the Information Statement.

Legal Presentations

The Company respectfully disagrees that presentations by Skadden are required to be summarized pursuant to Item 1015(b). Such a requirement would be inconsistent with longstanding historical and current practice in connection with Schedule 14C and would constitute a new, burdensome and impractical disclosure requirement. The Company believes that Item 1015(b) covers, and has been interpreted to cover, presentations by

United States Securities and Exchange Commission

August 1, 2017

“outside parties” and is not intended to cover legal advice by counsel to its client (particularly because such presentations are typically attorney work product that include privileged information). Indeed, Item 1015(a) of Regulation M-A specifically excludes opinions from counsel from documents that must be summarized. The Company also respectfully notes that the Staff has previously accepted the view that presentation materials prepared by counsel do not implicate Item 1015(b).

As a result of the foregoing, the Company respectfully submits that the presentations prepared and presented to the Board by its various financial advisors on March 8, 2017, April 14, 2017, May 15, 2017, May 20, 2017 and May 23, 2017 are not reports, opinions or appraisals materially related to the transaction requiring disclosure of the information specified in Item 1015(b), that providing detailed summaries of each these various financial advisor presentations would not be helpful to an investor’s further understanding of the proposed transaction and would be unnecessarily duplicative and potentially confusing to Company stockholders and that the presentations prepared and presented to the Board by Skadden on April 14, 2017, May 15, 2017, May 20, 2017 and May 23, 2017 are not reports, opinions or appraisals from an outside party requiring disclosure of the information specified in Item 1015(b).

In an effort to fully address the Staff’s comment and consistent with the Company’s position on these various presentations, the Company has revised the Information Statement on pages 18, 22 and 23 to disclose that the valuation methodologies and results contained in the presentations from its financial advisors are substantially similar to those included in the respective fairness opinions from each of Credit Suisse and Rothschild, which have been summarized in the Information Statement and attached as Annexes thereto.

Interests of Our Directors and Executive Officers in the Merger

2.	Please revise your disclosure in this section and in the Background section to discuss the fact that your CEO, CFO and General Counsel will be joining CF Corp. as executive officers following the closing. Please also expand your discussion in the Background section and add disclosure in this section regarding the agreement between CF Corp and HRG pursuant to which CF Corp will purchase two of HRG’s subsidiaries for $65 million, at, and conditioned upon, the merger closing.

Response: In response to the Staff’s comment, the Company has revised the Information Statement on pages 24, 40 and 41 to include the requested disclosure.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

August 1, 2017

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (202) 371-7327.

Very truly yours,

/s/ Christopher J. Ulery
Christopher J. Ulery

cc:	Christopher J. Littlefield
Eric L. Marhoun